Filed pursuant to Rule 424(b)(7)
SEC File No. 333-149769

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Maximum aggregate offering price(1)	Amount of registration fee (1)
Common Stock	$267,022	$11

(1)	The filing fee of $11 with respect to the 215,894 shares of our common stock being registered is calculated in accordance with Rule 457(c) and 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT

(To Prospectus Supplement dated October 27, 2008 and

To Prospectus dated July 30, 2008)

Common Stock

This pricing supplement (the “pricing supplement”) to the prospectus supplement (the “prospectus supplement”) to the prospectus dated July 30, 2008 of Thornburg Mortgage, Inc. relates to the resale from time to time of 215,894 shares of our common stock, par value $0.01 (the “Common Stock”) issued pursuant to a note exchange agreement, dated October 23, 2008, among us and certain holders of junior subordinated notes of one of our subsidiaries (the “Note Exchange Agreement”). Pursuant to the Note Exchange Agreement, we have agreed to exchange from time to time up to $53.5 million principal amount of notes for our Common Stock (the “Exchange Shares”). On November 10, 2008 we exchanged $1,000,000 of junior subordinated notes for 215,894 shares of Common Stock. We have exchanged $23,125,000 of junior subordinated notes for 4,302,089 shares of common stock in the aggregate under the Note Exchange Agreement as of the date hereof.

The selling shareholders may offer and sell their shares in public or private transactions, or both. These sales may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The selling shareholders may sell shares through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders, the purchasers of the shares, or both. See “Plan of Distribution” in the accompanying base prospectus for a more complete description of the ways in which the shares may be sold. We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

Our Common Stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “TMA.” As of November 10, 2008, we had 47,728,794 shares of Common Stock outstanding. The last reported sale price of our Common Stock on November 10, 2008 was $1.10 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement and the accompanying prospectus supplement and base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this pricing supplement is November 10, 2008.

SELLING SHAREHOLDERS

All of the shares of Common Stock described below have been registered for resale or are being registered for resale pursuant to this prospectus supplement. All such shares of Common Stock are owned by the selling shareholders.

In connection with the Note Exchange Agreement, we have agreed to exchange from time to time up to $53.5 million principal amount of junior subordinated notes of our subsidiary, Thornburg Mortgage Home Loans, Inc. for our shares of our Common Stock.

The table below sets forth the names of the selling shareholders, the number of shares of Common Stock beneficially owned by the selling shareholders as of November 10, 2008, and the total number of shares that may be offered pursuant to this pricing supplement. The table also provides information regarding the beneficial ownership of our Common Stock by the selling shareholders as adjusted to reflect the assumed sale of all of the shares offered under this pricing supplement. Percentage of beneficial ownership is as of November 10, 2008 and is based on 47,728,794 shares of our Common Stock outstanding and shares of our Common Stock issuable upon conversion of the Series F Preferred Stock held by the selling shareholders. The selling shareholders may offer the shares for sale from time to time in whole or in part. Except where otherwise noted, the selling shareholders named in the following table have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by them.

Selling Stockholder	Number of Shares Beneficially Owned Before Offering(1)		Percentage of Shares Beneficially Owned Before Offering (1)(2)	Number of Shares Being Registered	Beneficial Ownership After the Sale of Maximum Number of Shares
					Shares (1)		Percent (1)(2)
EJF Capital LLC	872,368	(3)	1.8%	215,894	656,474	(3)	1.4%
EJF Capital LLC – Series D

*	Less than 1%

(1)	Assumes conversion of all shares of Series F Preferred Stock owned by each selling shareholder, at a conversion rate of 0.21739 shares of Common Stock per share of Series F Preferred Stock.

(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 47,728,794 shares of Common Stock outstanding as of November 10, 2008.

(3)	Includes shares of Common Stock issuable upon conversion of 3,019,800 shares of Series F Preferred Stock.

The selling shareholders provided us with the information with respect to their share ownership. Because the selling shareholders may sell all, part or none of their shares, we are unable to estimate the number of shares that will be held by the selling shareholders upon resale of shares of Common Stock being registered hereby. We have, therefore, assumed for the purposes of the registration statement related to this pricing supplement that the selling shareholders will sell all of their shares registered hereby. See “Plan of Distribution” of the accompanying base prospectus.

The selling shareholders have not within the past three years had any material relationships with us.

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